Exhibit 99.2

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2020 AND 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we”, “our” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended June 30, 2020 and 2019 as publicly filed in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website, and in the United States on the EDGAR section of the Securities and Exchange Commission (“SEC”) website.

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”). The Company’s significant accounting policies applied in the condensed consolidated interim financial statements are the same as those applied in note 3 of the Company’s annual consolidated financial statements as at and for the years ended December 31, 2019 and 2018.

The Company’s functional and presentation currency is the United States dollar. References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of August 5, 2020 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct readers to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings and adjusted basic earnings per share; free cash flow and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, each dated February 21, 2020, are available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov, respectively.

SECOND QUARTER 2020 – SUMMARY

Operating summary

●	In May 2020, the Brucejack Mine achieved a major milestone with the safe and profitable production of its one millionth ounce of gold since the first gold pour in 2017.

●	There were no cases of the novel coronavirus (“COVID-19”) identified at the Brucejack Mine during the quarter.

●	Gold production totaled 90,419 ounces, on track to achieve 2020 annual guidance, compared to 90,761 ounces in the comparable period in 2019.

●	Mill feed grade averaged 8.9 grams per tonne gold, comparable to 2019.

●	Gold recoveries averaged 96.7% compared to 96.9% in the comparable period in 2019.

●	Process plant throughput averaged 3,596 tonnes per day for a total of 327,262 tonnes of ore compared to 3,562 tonnes per day for a total of 324,171 tonnes of ore in the comparable period in 2019.

●	During the quarter, a total of 3,224 meters of lateral development were achieved.

Financial summary

●	The Company generated revenue of $166,567 compared to revenue of $113,202 in the comparable period in 2019.

●	The sale of 96,047 ounces of gold contributed $163,256 of revenue at an average realized price(1) of $1,738 per ounce. In the comparable period in 2019, the sale of 85,953 ounces of gold contributed $107,644 of revenue at an average realized price(1) of $1,319 per ounce.

●	Total cost of sales was $106,555 or $1,109 per ounce of gold sold(1). For the three months ended June 30, 2019, total cost of sales was $83,413 or $970 per ounce of gold sold(1). Total cost of sales increased primarily due to higher production costs for employee salaries and travel costs related to COVID-19 protocols in the amount of $4,727 (C$6,549) as well as higher depreciation and depletion expense resulting from the 2020 Mineral Reserve (defined below) update.

●	Total cash costs(1) were $749 per ounce of gold sold resulting in an average realized cash margin(1) of $951 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $702 per ounce of gold sold resulting in an average realized cash margin(1) of $550 per ounce of gold sold.

●	AISC(1) was $911 per ounce of gold sold compared to $940 per ounce of gold sold in the comparable period in 2019.

●	Earnings from mine operations were $60,012 compared to $29,789 in the comparable period in 2019.

●	Net earnings were $32,260 compared to $10,443 in the comparable period in 2019 with the increase primarily resulting from more ounces sold at higher gold prices, a decrease in interest and finance expense offset by an increase in production costs, depreciation and depletion expense and deferred income tax expense.

●	Adjusted earnings(1) were $49,184 compared to $17,013 in the comparable period in 2019.

●	Cash generated by operations was $92,131 compared to $41,183 in the comparable period in 2019. Free cash flow(1) was $82,747 compared to $34,356 in the comparable period in 2019.

●	At June 30, 2020, cash on hand was $124,734 (December 31, 2019 - $23,174) and the Company had positive working capital of $32,299 (December 31, 2019 – deficit of $66,805).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

YEAR TO DATE 2020 – SUMMARY

Operating summary

●	There have been no identified cases of COVID-19 at the Brucejack Mine since the pandemic emerged in the first quarter of 2020.

●	Gold production totaled 173,307 ounces, on track to achieve 2020 annual guidance, compared to 169,941 ounces in the comparable period in 2019.

●	Mill feed grade averaged 8.3 grams per tonne gold compared to 8.8 grams per tonne gold in the comparable period in 2019.

●	Gold recoveries averaged 96.6% compared to 96.9% in the comparable period in 2019.

●	Process plant throughput averaged 3,695 tonnes per day for a total of 672,401 tonnes of ore compared to 3,422 tonnes per day for a total of 619,293 tonnes of ore in the comparable period in 2019.

●	A total of 6,008 meters of lateral development were achieved in the first half of 2020.

Financial summary

●	The Company generated revenue of $293,127 compared to revenue of $216,321 in the comparable period in 2019.

●	The sale of 176,508 ounces of gold contributed $288,378 of revenue at an average realized price(1) of $1,677 per ounce. In the comparable period in 2019, the sale of 167,387 ounces of gold contributed $210,002 of revenue at an average realized price(1) of $1,319 per ounce.

●	Total cost of sales was $196,060 or $1,111 per ounce of gold sold(1). For the six months ended June 30, 2019, total cost of sales was $157,380 or $940 per ounce of gold sold(1). Total cost of sales increased primarily due to higher production costs for additional lateral development, definition drilling and employee salaries and travel costs related to COVID-19 as well as higher depreciation and depletion expense resulting from the 2020 Mineral Reserve update.

●	Total cash costs(1) were $766 per ounce of gold sold resulting in an average realized cash margin(1) of $868 per ounce of gold sold. In the comparable period in 2019, total cash costs(1) were $694 per ounce of gold sold resulting in an average realized cash margin(1) of $561 per ounce of gold sold.

●	AISC(1) was $950 per ounce of gold sold compared to $905 per ounce of gold sold in the comparable period in 2019.

●	Earnings from mine operations were $97,067 compared to $58,941 in the comparable period in 2019.

●	Net earnings were $38,497 compared to $14,609 in the comparable period in 2019 with the increase primarily a result of higher gold prices, a decrease in interest and finance expense, a decrease in loss on financial instruments at fair value offset by an increase in production costs, depreciation and depletion expense and deferred income tax expense.

●	Adjusted earnings(1) were $75,047 compared to $33,540 in the comparable period in 2019.

●	Cash generated by operations was $144,669 compared to $81,127 in the comparable period in 2019. Free cash flow(1) was $124,550 compared to $69,375 in the comparable period in 2019.

●	The Company repaid $33,333 of the Loan Facility (defined below) using cash generated from operations.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

		For the three months ended		For the six months ended
In thousands of USD,		June 30,	June 30,	June 30,	June 30,
except where noted		2020	2019	2020	2019
Operating data
Ore mined (wet tonnes)	t	352,594	337,044	710,268	645,431
Mining rate	tpd	3,875	3,704	3,903	3,566
Ore milled (dry tonnes)	t	327,262	324,171	672,401	619,293
Head grade	g/t Au	8.9	8.9	8.3	8.8
Recovery	%	96.7	96.9	96.6	96.9
Mill throughput	tpd	3,596	3,562	3,695	3,422
Gold ounces produced	oz	90,419	90,761	173,307	169,941
Silver ounces produced	oz	109,332	135,797	233,258	244,031
Gold ounces sold	oz	96,047	85,953	176,508	167,387
Silver ounces sold	oz	83,642	104,442	198,282	201,416
Financial data
Revenue		$166,567	113,202	293,127	216,321
Earnings from mine operations		$60,012	29,789	97,067	58,941
Net earnings for the period		$32,260	10,443	38,497	14,609
Per share - basic	$/share	0.18	0.06	0.21	0.08
Per share - diluted	$/share	0.18	0.06	0.21	0.08
Adjusted earnings(1)		$49,184	17,013	75,047	33,540
Per share - basic(1)	$/share	0.26	0.09	0.40	0.18
Total cash and cash equivalents		$124,734	34,281	124,734	34,281
Cash generated by operating activities		$92,131	41,183	144,669	81,127
Free cash flow(1)		$82,747	34,356	124,550	69,375
Total assets		$1,634,204	1,609,644	1,634,204	1,609,644
Long-term debt(2)		$382,763	496,507	382,763	496,507
Production costs (milled)	$/t	196	173	187	176
Total cash costs(1)	$/oz	749	702	766	694
All-in sustaining costs(1)	$/oz	911	940	950	905
Average realized price(1)	$/oz	1,738	1,319	1,677	1,319
Average realized cash margin(1)	$/oz	951	550	868	561

(1)	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

(2)	As at June 30, 2020, long-term debt does not include the current portion of the Company’s Loan Facility in the amount of $66,667. In the comparable period in 2019, long-term debt does not include the current portion of the Company’s Loan Facility and offtake obligation in the amount of $75,069.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100%-owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,306 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a high-grade gold underground mine that started commercial production in July 2017. Amended permits were received in December 2018 to increase throughput 40% to an annual maximum of 1.387 million tonnes (an average of 3,800 tonnes per day) from 0.99 million tonnes (2,700 tonnes per day) with the increased mill throughput rate achieved in the fourth quarter of 2019. In May 2020, the Brucejack Mine achieved a major milestone with the safe and profitable production of its one millionth ounce of gold since the first gold pour in 2017. We expect to continue to focus on advancing underground development to expand mine access at depth and to the west. The increased development should provide sufficient access to build the stope inventory required to allow mining operations to optimize gold production.

Our exploration and evaluation assets are the Snowfield Project, Bowser Claims and the Porphyry Potential Deep Drilling (“PPDD”) Project. The Snowfield Project mineral claims are in good standing until 2030, and we conduct baseline environmental studies for potential future development of that project. Grassroots exploration is on-going at the Bowser Claims, with several gold prospects identified for further evaluation. The Bowser Claims are in good standing until 2029. The PPDD Project is a deep underground exploration program involving the testing of the extent of Brucejack-style mineralization and the porphyry potential directly below the Brucejack Mine at depth.

COVID-19 PANDEMIC

The Company’s primary commitment is the safety and health of our workforce and neighbouring communities in northwest British Columbia. There were no cases of COVID-19 identified at the Brucejack Mine as of August 5, 2020.

Throughout the COVID-19 pandemic, the Brucejack Mine has operated continuously under the guidance and directives provided by Ministry of Energy, Mines and Petroleum Resources Guidance to Mining and Smelting Operations during COVID-19 (March 23, 2020); and Northern Health COVID-19: Interim Guidelines for Industrial Camps (March 25, 2020). The Company has developed management plans to mitigate the spread of COVID-19 and protect the well-being of our employees, communities and other stakeholders.

The Company incurred $4,727 (C$6,549) of additional production costs during the quarter related to employee salaries and travel costs to sustain operations with enhanced safety measures in effect. As the threat of COVID-19 remains a risk, the Company expects these costs to continue to be incurred to safely sustain operations. Moreover, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

OPERATING RESULTS

Gold and silver production and sales

During the three months ended June 30, 2020, the Brucejack Mine produced 90,419 ounces of gold and 109,332 ounces of silver. Gold production was similar to 2019, where the Company produced 90,761 ounces of gold and 135,797 ounces of silver. COVID-19 did not directly affect second quarter gold production.

During the three months ended June 30, 2020, the Company sold 96,047 ounces of gold and 83,642 ounces of silver compared to 85,953 ounces of gold and 104,442 ounces of silver in the comparable period in 2019. The increase in gold ounces sold was the result of timing of production within the quarter and subsequent sales.

During the six months ended June 30, 2020, the Brucejack Mine produced 173,307 ounces of gold and 233,258 ounces of silver. Gold production increased 2% compared to the comparable period in 2019 where the Company produced 169,941 ounces of gold. The increase in production was primarily due to an increase in tonnes milled offset by a decrease in head grade and a lower recovery.

During the six months ended June 30, 2020, the Company sold 176,508 ounces of gold and 198,282 ounces of silver compared to 167,387 ounces of gold and 201,416 ounces of silver in the comparable period in 2019. The increase in gold ounces sold was the result of timing of production within the period and subsequent sales.

As at June 30, 2020, there were 1,881 ounces of gold doré and 1,726 ounces of gold in concentrate in finished goods inventory recorded at a cost of $1,112 per ounce which includes depreciation and depletion.

Processing

During the three months ended June 30, 2020, a total of 327,262 tonnes of ore, equivalent to a throughput rate of 3,596 tonnes per day, were processed. This was an increase from the comparable period in 2019, in which a total of 324,171 tonnes of ore, equivalent to a throughput rate of 3,562 tonnes per day, were processed. During the six months ended June 30, 2020, a total of 672,401 tonnes of ore, equivalent to a throughput rate of 3,695 tonnes per day, were processed. This was an increase from the comparable period in 2019, in which a total of 619,293 tonnes of ore, equivalent to a throughput rate of 3,422 tonnes per day, were processed. During the 2020 periods, the mill operated below the permitted level of 3,800 tonnes per day due to scheduled and unscheduled maintenance, focus on lateral development and stope availability. In the comparable periods in 2019, the mill was in the early phases of the planned production ramp-up, following receipt of our amended permits in late 2018 to increase the rate of production from 2,700 tonnes per day to 3,800 tonnes per day.

The mill feed grade averaged 8.9 grams per tonne gold for the second quarter of 2020 equivalent to 2019. For the six months ended June 30, 2020, the mill feed grade averaged 8.3 grams per tonne gold compared to 8.8 grams per tonne gold in the comparable period in 2019. For the first half of 2020, the feed grade is within the estimated 2020 guidance range.

Gold recovery for the second quarter of 2020 was 96.7% compared to 96.9% in the comparable period in 2019. Gold recovery for the first half of 2020 was 96.6% compared to 96.9% in the comparable period in 2019.

Mining

During the three months ended June 30, 2020, 352,594 wet tonnes of ore were mined, equivalent to a mining rate of 3,875 tonnes per day compared to 337,044 wet tonnes of ore, equivalent to a mining rate of 3,704 tonnes per day in the comparable period in 2019. During the six months ended June 30, 2020, 710,268 wet tonnes of ore were mined, equivalent to a mining rate of 3,903 tonnes per day compared to 645,431 wet tonnes of ore, equivalent to a mining rate of 3,566 tonnes per day in the comparable period in 2019.

We continued our lateral development at a targeted rate of approximately 1,000 meters per month. During the three months ended June 30, 2020, a total 3,224 meters of lateral development and 43 meters of vertical development were completed. During the six months ended June 30, 2020, a total of 6,008 meters of lateral development and 103 meters of vertical development were completed.

The reverse circulation (“RC”) drilling grade control program was introduced in staggered phases, with the first drill in operation at the beginning of the second quarter on the 1080-meter level. Towards the end of the quarter, as the equipment and personnel became available, a second and third RC drill were commissioned and commenced drilling on the 1140-meter level. A total of 22,164 meters of RC drilling were completed during the quarter.

All diamond drilling activity was put on hold at the onset of the COVID-19 pandemic at the end of the first quarter to limit non-essential personnel at Brucejack. By the end of the second quarter, diamond drilling activity had resumed with four diamond drills on site conducting resource and infill drilling. Diamond drilling in the second quarter targeted reserves proximal to mine infrastructure to build stope inventory and provide flexibility for near term mining.

Infill diamond drilling in the second half of 2020 is planned to progress west toward the Brucejack Fault Zone, to follow-up on the 2019 infill drill program. The program is intended to support mining in the first quarter of 2021. Drilling is also planned to continue to the north toward the West Zone and will target Inferred Resources and previously intersected mineralization outside of the current Mineral Resource.

Lyle Morgenthaler, B.A.Sc., P.Eng., Pretivm’s Chief Mine Engineer is the Qualified Person (“QP”), as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), responsible for Brucejack Mine development and has reviewed and approved the scientific and technical information contained in this MD&A relating thereto.

Sustaining capital expenditures

During the three months ended June 30, 2020, the Company incurred $5,225 on sustaining capital expenditures compared to $7,967 in the comparable period in 2019. Significant sustaining capital expenditures during the period included the construction of the new bulk gravity lab ($1,013), the purchase of a 120-tonne crane ($911) and capitalized development costs ($694).

In the comparable period in 2019, sustaining capital expenditures were focused on the purchase of underground drills and capitalized development costs.

During the six months ended June 30, 2020, the Company incurred $11,192 of sustaining capital expenditures compared to $11,629 in the comparable period in 2019. Significant sustaining capital expenditures during the period included the purchase of underground drills ($2,244), the construction of the new bulk gravity lab ($1,467) and capitalized development costs ($1,092). In the comparable period in 2019, sustaining capital expenditures included the purchase of underground drills, capitalized development costs, access road development and the concentrate bulk loading system.

Vertical development costs, including the costs to build new ventilation raises and access ramps that enable the Company to physically access ore underground on multiple mining levels, are capitalized. All costs associated with lateral development to access ore zones in preparation for mining are expensed.

2020 OUTLOOK

2020 production guidance maintained

The Company produced 173,307 ounces of gold during the first half of 2020 and expects to meet 2020 gold production guidance at the Brucejack Mine of 325,000 ounces to 365,000 ounces. Production is planned to continue for the remainder of 2020 at an average rate of approximately 3,500 tonnes per day due to planned shutdowns and an increased focus on waste management from accelerated lateral development. The average annual gold grade is expected to remain in the guidance range between 7.6 grams per tonne and 8.5 grams per tonne at an average gold recovery of 97%.

Management believes 2020 production guidance remains achievable assuming there is no new significant impact on operations at the Brucejack Mine, including due to the COVID-19 pandemic. We have taken precautions to mitigate the risk of COVID-19 on our operations as described in the “COVID-19 Pandemic” section above. However, the COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and market for our securities. Refer to the “Risks and Uncertainties” section of this MD&A.

2020 financial guidance updated

Total cash costs(1) and AISC(1) were $766 and $950 per ounce of gold sold, respectively, for the first half of 2020. Annual financial guidance for 2020 has been updated to include costs for COVID-19 protocols, which are expected to remain in place for the remainder of 2020, of approximately $15,000 and additional drilling of approximately $6,500. Accordingly, we have adjusted our cash costs guidance upwards to a range of $750 to $860 per ounce of gold sold from $725 to $830 per ounce of gold sold and AISC(1) guidance upwards to a range of $960 to $1,120 per ounce gold sold from $910 to $1,060 per ounce of gold sold.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

AISC(1) estimates continue to include costs associated with lateral development at a rate of approximately 1,000 meters per month through 2020. In addition, the AISC(1) estimates include costs associated with a high-density RC drilling grade control program and definition drilling to increase the volume of grade information necessary to enhance mine planning and optimize gold production.

Sustaining capital expenditures for the year are expected to be approximately $40,000, an increase from $30,000, primarily due to additional definition drilling and mill building repairs. Other capital expenditures include approximately $15,000 in expansion capital expenditures and approximately $10,000 for regional exploration.

2020 free cash flow(1) forecast updated

Free cash flow(1) for the first half of 2020 was $124,550 at an average realized gold price(1) of $1,677 per ounce. With improved gold prices, our free cash flow(1) forecast for 2020 has been modified to a range of $205,000 to $275,000 based on an average gold price of $1,800 per ounce. This compares with our prior forecast of $100,000 to $170,000 based on an average gold price of $1,450 per ounce. If gold prices were to decrease to $1,600 per ounce, the low end of our free cash flow(1) forecast would be $175,000.

During the quarter, as a precautionary measure in response to the continuing operational risks related to COVID-19 the Company drew down $16,000 of the revolving portion of the Loan Facility to increase available liquidity. The Company will focus on preserving liquidity while we operate under the COVID-19 safety protocols.

2020 UPDATED MINERAL RESOURCE ESTIMATE, MINERAL RESERVE ESTIMATE AND LIFE OF MINE PLAN

On March 9, 2020, we announced an updated Mineral Reserve (the “2020 Mineral Reserve”), Mineral Resource (the “2020 Mineral Resource”) and Life of Mine (“LOM”) Plan (the “2020 LOM Plan”, and together with the 2020 Mineral Reserve and 2020 Mineral Resource, the “2020 Updates”) for the Brucejack Mine, which highlight the continued robust economics of the long-life underground operation.

The 2020 Updates are detailed in the NI 43-101 Technical Report (the “2020 Report”) entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia” dated effective March 9, 2020 prepared by Tetra Tech Canada Inc. and other consultants, all of whom are QPs and independent of the Company. The 2020 Report was filed on April 23, 2020 in Canada under the Company’s profile on SEDAR at www.sedar.com and in the United States on the EDGAR section of the SEC website at www.sec.gov.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

REGIONAL EXPLORATION

The wholly-owned, approximately 1,200-square-kilometer Bowser Property, located east of the Brucejack Mine, is comprised of 337 claims covering an area of 120,811 hectares.

2020 Regional Exploration

The 2020 regional exploration program on the Company’s Bowser Claims is currently underway with crew and equipment mobilized to site. The exploration program is evaluating several distinct zones that have the potential to host Eskay Creek-style volcanogenic massive sulphide deposits and high-grade, epithermal related gold systems.

The primary focus of the 2020 program is the A6 Zone, located approximately 14 kilometers northeast of Brucejack. To follow up on the results of the 2019 program, 10,000 meters of drilling is planned to target Eskay Creek-style volcanogenic massive sulphide mineralization.

The 2020 program will also include drilling at the Koopa Zone, located 30 kilometers east-southeast of Brucejack, the Hanging Glacier Zone, located 4.5 kilometers northwest of Brucejack, and the East Snowfield Zone, located 6 kilometers north of Brucejack. In 2019, drilling at Koopa intersected wide intervals of low-grade, structurally-controlled epithermal-style gold mineralization. In 2020, 1,500 meters of drilling is planned to target deeper, potentially higher-grade parts of the system. At Hanging Glacier, 1,200 meters of drilling is planned to test an area where assay results from soil and prospecting samples returned anomalous gold values. At East Snowfield, 1,000 meters of drilling is planned to test a high-grade gold structure intersected during previous drilling campaigns.

The grassroots exploration program will continue through the summer and also include soil sampling, prospecting, regional mapping and hyperspectral imaging.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Pretivm’s Vice President and Chief Exploration Officer is the QP responsible for the regional grassroots exploration program and has reviewed and approved the scientific and technical information in this MD&A related thereto.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents an opportunity for our shareholders.

FINANCIAL RESULTS

The following table contains quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019
Revenue	$166,567	$113,202	$293,127	$216,321
Cost of sales	106,555	83,413	196,060	157,380
Earnings from mine operations	60,012	29,789	97,067	58,941
Corporate administrative costs	4,822	4,305	10,398	8,272
Operating earnings	55,190	25,484	86,669	50,669
Interest and finance expense	(4,685)	(8,782)	(12,407)	(18,182)
Loss on financial instruments at fair value	-	(3,467)	-	(10,993)
Interest and finance income	269	236	359	523
Foreign exchange gain (loss)	(596)	(379)	502	(695)
Earnings before taxes	50,178	13,092	75,123	21,322
Current income tax expense	(1,592)	(1,051)	(2,919)	(1,977)
Deferred income tax expense	(16,326)	(1,598)	(33,707)	(4,736)
Net earnings and comprehensive earnings for the period	$32,260	$10,443	$38,497	$14,609

Three months ended June 30, 2020 compared to the three months ended June 30, 2019

Net and comprehensive earnings for the three months ended June 30, 2020 were $32,260 compared to $10,443 for the comparable period in 2019. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to more ounces sold at higher gold prices, a decrease in interest and finance expense, a decrease in the loss on financial instruments at fair value offset by an increase in production costs due to COVID-19, depreciation and depletion due to the 2020 Mineral Reserve update and an increase in deferred income tax expense.

Earnings from mine operations were $60,012 for the three months ended June 30, 2020 compared to $29,789 for the comparable period in 2019.

Revenue

For the three months ended June 30, 2020, the Company generated revenue of $166,567, which included $164,688 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $1,879. During the comparable period in 2019, the Company generated revenue of $113,202 which included $109,134 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $4,068. The increase in revenue was primarily the result of higher gold prices and higher gold ounces sold in the period due to the timing of production and subsequent sales.

For the three months ended June 30, 2020, the Company sold 96,047 ounces of gold, at an average realized price(1) of $1,738 per ounce generating $163,256 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 85,953 ounces of gold, at an average realized price(1) of $1,319 per ounce generating $107,644 in revenue from contracts with customers. The average London Bullion Market Association (“LBMA”) AM and PM market price over the three months ended June 30, 2020 was $1,711 (2019 – $1,309) per ounce of gold.

The Company sold 83,642 ounces of silver generating $1,432 in revenue compared to 104,442 ounces of silver generating $1,490 in revenue in the comparable period in 2019.

Cost of sales

Total cost of sales for the three months ended June 30, 2020 were $106,555 or $1,109 per ounce of gold sold(1) compared to $83,413 or $970 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

For the three months ended June 30, 2020, production costs, after adjustments for changes in inventories, were $68,108 compared to $57,157 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the three months ended
In thousands of USD,		June 30,			June 30,
except for tonnes and per tonne data		2020			2019
Ore mined (wet tonnes)	352,594			337,044
Ore milled (dry tonnes)	327,262			324,171
Mining(1)	$32,882	$/t	93	$31,452	$/t	93
Processing(2)	7,099		22	5,647		17
Surface services and other(2)	10,016		31	8,164		25
Mine general and administrative(2)	14,192		43	10,698		33
Total production costs(2)	$64,189	$/t	196	$55,961	$/t	173

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

During the quarter, production costs increased due to the impact of COVID-19 safety protocols, mainly for employee salaries and travel costs in the amount of $4,727 (C$6,549). Mine general and administrative costs also included $1,642 (C$2,224) associated with the resignation of the Company’s Vice President, Operations (“VP Ops”), payable in accordance with his employment agreement.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

During the quarter, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,075 meters (2019 – 940 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the three months ended June 30, 2020, the average foreign exchange rate was C$1.3853 to $1.00 (2019 – C$1.3377 to $1.00).

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the three months ended June 30, 2020 was $32,636 compared to $20,650 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates and an increase in mined ounces.

Most of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the three months ended June 30, 2020 was an expense of $516 compared to $920 in the comparable period in 2019. The decrease in site share-based compensation was due to a lower Company share price for valuation of its cash-settled restricted share units (“RSUs”) and performance share units (“PSUs”) offset by timing of sales (movement of costs in inventory) and vesting of share-based compensation awards issued.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the three months ended June 30, 2020 were $2,168 (2019 – $1,430) and $3,127 (2019 – $3,246), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty (defined below). Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $2,879 (2019 – $3,178). The decrease in transportation costs was primarily due to decreased concentrate volumes shipped through Stewart, British Columbia.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the three months ended June 30, 2020 were $749 per ounce of gold sold compared to $702 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs related to employee salaries and travel costs associated with COVID-19 safety protocols.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

AISC(1) for the three months ended June 30, 2020 totaled $911 per ounce of gold sold compared to $940 per ounce of gold sold in the comparable period in 2019. AISC(1) decreased primarily due to higher gold ounces sold offset by increased total cash costs. Sustaining capital expenditures amounted to $5,225 (including $694 deferred development costs incurred during production) compared to $7,967 in the comparable period in 2019.

Corporate administrative costs

Corporate administrative costs for the three months ended June 30, 2020 were $4,822 compared to $4,305 in the comparable period in 2019.

Professional fees for the three months ended June 30, 2020 were $754 compared to $227 in the comparable period in 2019. The increase in professional fees was due to consulting fees incurred for an executive search and increased legal costs for the preparation and filing of the Company’s base shelf prospectus.

Interest and finance expense

During the three months ended June 30, 2020, the Company incurred interest and finance expense of $4,685 compared to $8,782 in the comparable period in 2019. The Company incurred $2,429 (2019 – $6,502) of interest expense related to its $480,000 senior secured loan facility (the “Loan Facility”). The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.8% to 3.6% driven by a decrease in London Inter-Bank Offered Rate (“LIBOR”) from 2.4% to 0.2%.

Current and deferred income taxes

For the three months ended June 30, 2020, current income tax expense was $1,592 related to the 2% net current proceeds portion of the British Columbia Mineral Tax (“BCMT”) compared to $1,051 in the comparable period in 2019. These amounts represent our cash taxes payable.

Currently, the Company does not have federal and other provincial income taxes payable due to Brucejack Mine development and capital expenditure tax pools and pre-operating tax losses. The Company does not anticipate paying cash taxes for federal and provincial income taxes for three to four years, based on the 2020 LOM Plan update and current gold prices. Once the Company is in a tax payable position, we anticipate paying taxes at a combined rate of 36.5% on mine operating earnings.

The Company is subject to Canadian federal and British Columbia provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BCMT, which is accounted for as an income tax. The BCMT requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BCMT is calculated in CAD which results in foreign exchange movements on our BCMT tax pools each period. Additionally, we have certain assets recorded with application of IAS 12, Income Taxes, initial recognition exemption, which results in no corresponding deferred income tax recovery as the assets are amortized. These items will continue to cause fluctuations on our overall effective tax rate in future periods.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

For the three months ended June 30, 2020, deferred income tax expense was $16,326 compared to a deferred income tax expense of $1,598 in the comparable period in 2019.

For the three months ended June 30, 2020, our effective tax rate, including both current and deferred income taxes, was 35.7% (2019 – 20.2%). This includes a $3,792 (2019 - $3,588) deferred income tax recovery related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.4187: $1.00 to C$1.3628: $1.00 during the period. Excluding the effect of foreign exchange on our BCMT pools, our effective tax rate was 43.3% (2019 – 37.4%).

Six months ended June 30, 2020 compared to the six months ended June 30, 2019

Net and comprehensive earnings for the six months ended June 30, 2020 were $38,497 compared to $14,609 for the comparable period in 2019. The increase in net earnings was mainly attributed to an increase in earnings generated from operations due to more ounces sold at higher gold prices, a decrease in the loss on financial instruments at fair value, a decrease in interest and finance expense offset by an increase in production costs, depreciation and depletion due to the 2020 Mineral Reserve update and an increase in deferred income tax expense.

Earnings from mine operations were $97,067 for the six months ended June 30, 2020 compared to $58,941 for the comparable period in 2019.

Revenue

For the six months ended June 30, 2020, the Company generated revenue of $293,127, which included $291,622 of revenue from contracts with customers plus a gain on trade receivables at fair value related to provisional pricing adjustments of $1,505. During the comparable period in 2019, the Company generated revenue of $216,321 which included $212,960 of revenue from contracts with customers and a gain on trade receivables at fair value related to provisional pricing adjustments of $3,361. The increase in revenue was primarily the result of higher gold prices and higher gold ounces sold in the period due to the timing of production and subsequent sales.

For the six months ended June 30, 2020, the Company sold 176,508 ounces of gold, at an average realized price(1) of $1,677 per ounce, generating $288,378 in revenue from contracts with customers. In the comparable period in 2019, the Company sold 167,387 ounces of gold, at an average realized price(1) of $1,319 per ounce, generating $210,002 in revenue from contracts with customers. The average LBMA AM and PM market price over the six months ended June 30, 2020 was $1,646 (2019 – $1,307) per ounce of gold.

The Company sold 198,282 ounces of silver generating $3,244 in revenue compared to 201,416 ounces of silver generating $2,958 in revenue in the comparable period in 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Cost of sales

Total cost of sales for the six months ended June 30, 2020 were $196,060 or $1,111 per ounce of gold sold(1) compared to $157,380 or $940 per ounce of gold sold(1) in the comparable period in 2019. Cost of sales includes production costs, depreciation and depletion, site share-based compensation, royalties and selling costs, and changes in inventories, reflecting the difference between produced and sold ounces.

Production costs

For the six months ended June 30, 2020, production costs, after adjustments for changes in inventories, were $128,252 compared to $110,159 in the comparable period in 2019. Production costs include mining, processing, surface services and other and mine general and administrative costs. Production costs, before adjustments for changes in inventories, were as follows:

	For the six months ended
In thousands of USD,		June 30,			June 30,
except for tonnes and per tonne data		2020			2019
Ore mined (wet tonnes)	710,268			645,431
Ore milled (dry tonnes)	672,401			619,293
Mining(1)	$64,271	$/t	90	$58,902	$/t	91
Processing(2)	14,419		21	11,639		19
Surface services and other(2)	21,153		31	17,107		28
Mine general and administrative(2)	26,034		39	21,322		34
Total production costs(2)	$125,877	$/t	187	$108,970	$/t	176

(1)	Cost per tonne data is based on mined tonnes – wet.

(2)	Cost per tonne data is based on milled tonnes – dry.

For the six months ended June 30, 2020, salaries and benefits, included in production costs, increased due to annual salary adjustments, employee salaries and travel costs due to the COVID-19 safety protocols in the amount of $4,727 (C$6,549) and costs associated with the resignation of the Company’s VP Ops.

Production costs increased in respect of contractors, supplies and consumables due to additional lateral development and definition drilling and increased contractor premiums due to COVID-19. During the six months ended June 30, 2020, costs were incurred for lateral development at the Brucejack Mine at an average rate of approximately 1,001 meters (2019 – 880 meters) per month.

A majority of production costs were incurred in Canadian dollars. During the six months ended June 30, 2020, the average foreign exchange rate was C$1.3651 to $1.00 (2019 – C$1.3336 to $1.00).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Depreciation and depletion

Depreciation and depletion, after adjustments for changes in inventories, for the six months ended June 30, 2020 was $57,214 compared to $36,741 in the comparable period in 2019. The increase in depreciation and depletion was due to the decrease in the Mineral Reserve in the 2020 Updates.

Most of the Company’s depreciation and depletion is determined using the units of production method based on total ounces mined over the estimated Proven and Probable Mineral Reserves.

Site share-based compensation

Site share-based compensation, after adjustments for changes in inventories, for the six months ended June 30, 2020 was an expense of $345 compared to $1,503 in the comparable period in 2019. The decrease in site share-based compensation was due to a lower Company share price for valuation of its cash-settled RSUs and PSUs offset by timing of sales (movement of costs in inventory) and vesting of share-based compensation awards issued.

Royalties and selling costs

Royalties and selling costs, after adjustments for changes in inventories, for the six months ended June 30, 2020 were $3,741 (2019 – $2,711) and $6,508 (2019 – $6,255), respectively. The increase in royalty expense was due to higher revenues from mine operations impacting the amount recognized under the 1.2% NSR Royalty. Refer to the “Commitments” section of this MD&A.

Selling costs includes transportation costs which were $5,878 (2019 – $6,133). The decrease in transportation costs was primarily due to decreased concentrate volumes shipped through Stewart, British Columbia.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the six months ended June 30, 2020 were $766 per ounce of gold sold compared to $694 per ounce of gold sold in the comparable period in 2019. Total cash costs(1) increased due to higher production costs for additional lateral development and definition drilling as well as employee salaries and travel costs due to COVID-19 safety protocols.

AISC(1) for the six months ended June 30, 2020 totaled $950 per ounce of gold sold compared to $905 per ounce of gold sold in the comparable period in 2019. AISC(1) increased primarily due to increased total cash costs. Sustaining capital expenditures amounted to $11,192 (including $1,092 deferred development costs incurred during production) compared to $11,629 in the comparable period in 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the six months ended June 30, 2020 were $10,398 compared to $8,272 in the comparable period in 2019.

Salaries and benefits for the six months ended June 30, 2020 were $5,671 compared to $2,454 in the comparable period in 2019. The increase in salaries and benefits was due to termination costs in the amount of $2,234 for the departure the former President and Chief Executive Officer and adjustments for the final 2019 employee bonus.

Share-based compensation for the six months ended June 30, 2020 was $440 compared to $2,326 in the comparable period in 2019. The decrease in share-based compensation was due to a lower Company share price for valuation of its cash-settled RSUs, PSUs and deferred share units (“DSUs”).

Interest and finance expense

During the six months ended June 30, 2020, the Company incurred interest and finance expense of $12,407 compared to $18,182 in the comparable period in 2019. The Company incurred $7,827 (2019 – $13,780) of interest expense related to its Loan Facility. The decrease in interest expense was the result of a decrease in the overall effective interest rate on the Loan Facility from 5.8% to 3.6% driven by a decrease in LIBOR from 2.4% to 0.2%.

Current and deferred income taxes

For the six months ended June 30, 2020, current income tax expense was $2,919 related to the 2% net current proceeds portion of the BCMT compared to $1,977 in the comparable period in 2019. These amounts represent our cash taxes payable.

For the six months ended June 30, 2020, deferred income tax expense was $33,707 compared to a deferred income tax expense of $4,736 in the comparable period in 2019.

For the six months ended June 30, 2020, our effective tax rate, including both current and deferred income taxes, was 48.8% including a $3,792 deferred income tax expense related to foreign exchange movements on our BCMT tax pools as foreign exchange rates moved from C$1.2988: $1.00 to C$1.3628: $1.00 during the period. Excluding the effect of foreign exchange on our BCMT pools, our effective tax rate was 43.8% (2019 – 39.3%).

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of liquidity in the form of cash and cash equivalents to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include gold market prices, foreign exchange rates, production levels, operating costs and capital costs. In addition, any suspension of production as a result of the COVID-19 pandemic or otherwise will impact the Company’s liquidity. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of this MD&A. We prepare annual expenditure budgets that are approved by our Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, other reserves and deficit.

Liquidity and capital resources

Working capital(1)

Our cash and cash equivalents as at June 30, 2020 totaled $124,734, increasing by $101,560 from $23,174 as at December 31, 2019. The increase in cash and cash equivalents was primarily due to an increase in cash flows generated from operations of the Brucejack Mine, a draw-down of the revolving portion of the Loan Facility, a decrease in principal debt repayments and interest on the Loan Facility offset by an increase in sustaining and expansion capital expenditures.

The Company has positive working capital(1) of $32,299 as at June 30, 2020 compared to a deficit of $66,805 as at December 31, 2019. At current gold prices and our average realized cash margin(1), management believes future cash flows from operations are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2020. With respect to medium- and longer-term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable the Company to meet its capital requirements. The COVID-19 pandemic and any future emergence and spread of similar pathogens could have a material adverse impact on our business, operations and operating results, financial condition, liquidity and the market for our securities. Management continues to monitor the risk associated with the COVID-19 pandemic on our liquidity position. Refer to the “Risks and Uncertainties” section of this MD&A.

At June 30, 2020, $459 was available under our Loan Facility for additional liquidity. During the quarter, as a precautionary measure to increase available liquidity, the Company drew down $16,000 of the revolving portion of the Loan Facility. Further, the Company filed a base shelf prospectus in Canada and a registration statement on Form F-10 in the United States, which allows it to offer up to $600,000 of common shares, debt securities, warrants, units, subscription receipts and share purchase contracts from time to time until July 2022.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Working capital(1) items other than cash and cash equivalents and the current portion of long-term debt consisted of receivables and other of $13,257 and inventories of $19,464 (valued at cost) offset by accounts payable and accrued liabilities of $58,489.

Receivables and other is comprised primarily of $10,252 of trade receivables, $1,807 of prepayments and $797 of Goods and Services Tax refunds. Inventory is comprised of $14,332 of materials and supplies, $4,012 of finished metal and $1,120 of in-circuit inventory.

Accounts payable and accrued liabilities includes trade payables and accrued liabilities of $47,878, the current portion of lease obligations of $5,383, the DSU liability of $2,016, and the current portion of the RSU liability of $1,321. Trade payables and accrued liabilities includes $6,036 of remaining disputed construction related payables and holdbacks.

During the six months ended June 30, 2020, the exercise of share options provided us with $7,061 (2019 – $2,278) of additional liquidity.

Cash flows

The Company’s cash flows from operating, investing and financing activities are summarized in the following table for the three and six months ended June 30, 2020 and 2019:

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of USD	2020	2019	2020	2019
Cash flow information
Cash generated by operations	$92,131	$41,183	$144,669	$81,127
Cash (used in) generated by financing activities	673	(51,270)	(22,268)	(81,129)
Cash used in investing activities	(9,384)	(6,827)	(20,119)	(11,752)
Effect of foreign exchange rate changes on cash and cash equivalents	748	327	(722)	628
Change in cash and cash equivalents	$84,168	$(16,587)	$101,560	$(11,126)

The Company generated $92,131 and $144,669 in operating cash flows for the three and six months ended June 30, 2020, respectively, compared to $41,183 and $81,127 for the respective comparable periods in 2019. The increase in cash flows generated from operations is primarily due to more gold ounces sold at a higher gold price per ounce.

The Company generated $673 in financing cash flows for the three months ended June 30, 2020 compared to $51,270 used in the comparable period in 2019. For the second quarter of 2020, financing cash inflows included a $16,000 (2019 – nil) draw down on the Loan Facility and $6,052 (2019 – $2,018) of proceeds from the exercise of share options offset by a $16,666 (2019 – $44,667) repayment on the Loan Facility, payment of $3,244 (2019 – $6,893) in interest related to the Loan Facility and lease payments of $1,469 (2019 – $1,628).

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

The Company used $22,268 in financing cash flows for the six months ended June 30, 2020 (2019 - $81,129). For the first half of 2020, financing cash outflows included $33,333 (2019 - $64,667) of repayments on the Loan Facility, payment of $8,913 (2019 – $15,289) in interest related to the Loan Facility and convertible notes and lease payments of $3,083 (2019 – $3,184) offset by a $16,000 (2019 – nil) draw down on the Loan Facility and $7,061 (2019 – $2,278) of proceeds from the exercise of share options.

Cash used in investing activities for the three and six months ended June 30, 2020 was $9,384 and $20,119, respectively, compared to $6,827 and $11,752 in the respective comparable periods in 2019. For both 2020 and 2019 periods, cash used in investing activities was related to sustaining and expansion capital expenditures and exploration and evaluation expenditures. The outflows were higher in 2020 due to more activity on significant expansion projects.

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated interim financial statements, which are reported under IFRS applicable to interim financial reporting.

In thousands of USD,	2020	2020	2019	2019	2019	2019	2018	2018
except per share data	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$166,567	$126,560	$135,484	$132,735	$113,202	$103,119	$108,596	$110,060
Earnings from mine operations	$60,012	$37,055	$45,857	$46,585	$29,789	$29,152	$36,117	$37,608
Net earnings	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166	$2,847	$10,734
Comprehensive earnings	$32,260	$6,237	$20,049	$6,259	$10,443	$4,166	$3,535	$11,725
Earnings per share -
Basic	$0.18	$0.03	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06
Diluted	$0.18	$0.03	$0.11	$0.03	$0.06	$0.02	$0.01	$0.06
Total assets	$1,634,204	$1,575,330	$1,573,167	$1,579,105	$1,609,644	$1,625,855	$1,613,418	$1,771,543
Long-term liabilities(1)	$508,066	$491,885	$489,510	$489,464	$550,196	$579,873	$573,659	$178,088
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-
Cash and cash equivalents	$124,734	$40,566	$23,174	$16,583	$34,281	$50,868	$45,407	$190,318
Mineral properties, plant and equipment	$1,466,648	$1,486,112	$1,500,512	$1,519,702	$1,521,301	$1,530,763	$1,522,919	$1,534,908

(1)	As at June 30, 2020, long-term liabilities do not include the current portion of the Company’s Loan Facility in the amount of $66,667. Long-term liabilities in comparable quarters do not include the current portion of the Company’s Loan Facility, offtake obligation, stream obligation and senior secured credit facility.

Our financial results are primarily driven by gold production and the average realized price(1) of gold. Significant changes in either of these factors directly impact our revenue, earnings from mine operations and net and comprehensive earnings.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

COMMITMENTS

The following table provides our contractual obligations as of June 30, 2020:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total
Operating activities:
Decommissioning and restoration provision	$53	$120	$-	$23,412	$23,585
Lease obligations	5,816	4,439	1,021	-	11,276
Purchase commitments	5,126	-	-	-	5,126
Short-term lease commitments	239	-	-	-	239
Financing activities:
Principal repayments on Loan Facility	66,667	298,000	-	-	364,667
Repayment of convertible notes	2,250	102,250	-	-	104,500
Interest payments on Loan Facility(1)	9,522	10,103	-	-	19,625
	$89,673	$414,912	$1,021	$23,412	$529,018

(1)	Interest payments on Loan Facility represent management’s reasonable estimate based on current LIBOR and the Company’s projected applicable margin in accordance with the terms of the Loan Facility.

Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty (“1.2% NSR Royalty”) on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver. The gold ounce production threshold for the 1.2% NSR Royalty was met in December 2018. For the six months ended June 30, 2020, $3,383 (2019 – $2,447) was expensed to royalties and selling costs in the statement of earnings.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidated financial position or results of operations.

Class action lawsuits

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action claim (the “Wong Action”) against the Company, Robert Quartermain (a director, and the President and the CEO of the Company at such time) and Snowden Mining Industry Consultants Ltd. (“Snowden”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action alleges that the price of the Company’s shares on the TSX and NYSE suffered a significant drop in value following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision. The Company and Robert Quartermain consented to, and on January 23, 2019 the Court granted, an order certifying the Wong Action as a class proceeding pursuant to the Class Proceedings Act (Ontario). The Company and Robert Quartermain have moved for summary judgment to dismiss the Wong Action and the motion for summary judgment is scheduled to be heard in the fourth quarter of 2020. Recently, the plaintiff brought a motion to amend the statement of claim to plead additional misrepresentations. On July 22, 2020, the Court refused to permit these new allegations. The plaintiff has indicated that they will appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

United States Class Action

Two putative class action complaints were filed against the Company and certain of its officers in the United States District Court for the Southern District of New York, one on September 7, 2018 and the other on October 19, 2018. The complaints were filed on behalf of an alleged class of all persons and entities who purchased or acquired shares of the Company between July 21, 2016 and September 6, 2018, and relate to public disclosures of the Company made between July 2016 and September 2018 regarding the Brucejack Mine.

On April 8, 2019, the United States District Court for the Southern District of New York issued an order granting Aurico Gold Fund LP’s motion to consolidate the two cases under the case caption “In re Pretium Resources, Inc. Securities Litigation” (the “Aurico Action”), appoint itself as lead plaintiff, and approve lead plaintiff’s selection of counsel. On June 21, 2019, the plaintiffs in the Aurico Action filed a Consolidated Amended Class Action Complaint. The Company has retained legal counsel in connection with these matters and on August 27, 2019, filed its memorandum of law in support of its motion to dismiss the Aurico Action. The plaintiffs filed their opposition to the Company’s motion to dismiss on October 28, 2019 and the Company filed its reply brief on December 10, 2019. On February 27, 2020, the District Court granted the Company’s motion to dismiss the Aurico Action but allowed the plaintiffs to move for leave to amend their complaint within 30 days of the order. The plaintiffs in the Aurico Action filed their motion to amend their complaint on March 30, 2020. The Company’s memorandum of law in opposition to plaintiff’s motion for leave to amend complaint was filed on April 13, 2020 and the plaintiffs filed their reply memorandum on April 20, 2020. On July 9, 2020, the District Court denied the plaintiffs’ motion to amend their complaint.

The Company believes that the allegations made against it and its officers in the Aurico Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for this action.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia.

The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek.

The Company is of the view that any liability it may have is within the limits of the lien holdback it continues to hold in trust with respect to these claims. The Company believes that all other allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel and the Board of Directors, in the ordinary course of their employment or directorship, as applicable, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our officers, including our President and Chief Executive Officer (“CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our VP Ops, our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”), and our Vice President and Chief Exploration Officer (our “CExO). Subsequent to quarter end, we entered into an employment agreement with our Vice President and Chief Operating Officer (our “COO”).

Under the employment agreements, our officers, including the CEO, CFO, COO, VP Ops, EVP Corporate and CExO receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

Certain of our officers, including the CEO, CFO, COO, VP Ops, EVP Corporate and CExO are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

The Company incurred $2,234 (C$3,170) associated with the departure of the former President and Chief Executive Officer. These costs were recorded to corporate administrative costs in the statement of earnings and were paid on April 30, 2020.

Costs associated with the resignation of the VP Ops were accrued in the amount of $1,642 (C$2,224) as at June 30, 2020. These costs were recorded to production costs in the statement of earnings and are payable after his final day with the Company.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Key accounting policy judgment

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators for the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of June 30, 2020.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of June 30, 2020.

Sources of estimation uncertainty

Mineral Reserves and Resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with NI 43-101 requirements. The estimation of Mineral Reserves and Resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating Mineral Reserves and Resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

The changes in the Proven and Probable Mineral Reserves announced on March 9, 2020 impacted the calculation of depreciation and depletion expense beginning in the first quarter of 2020.

NEW ACCOUNTING POLICIES

Our significant accounting policies are presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2019 and 2018. There were no new accounting policies adopted during the six months ended June 30, 2020.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

There are no IFRS standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets

We have the following financial assets: cash and cash equivalents, receivables and other and restricted cash.

Cash and cash equivalents and restricted cash are classified at amortized cost. Interest income is recognized by applying the effective interest rate method.

The Company’s trade receivables result from sales transactions in accordance with IFRS 15, Revenue from Contracts with Customers and contain provisional pricing arrangements. These trade receivables are classified as fair value through profit or loss (“FVTPL”) with the gain (loss) included in revenue.

Classification of financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities which include lease obligations, the RSU liability, the DSU liability, the Loan Facility and the debt portion of the convertible notes.

Accounts payable and accrued liabilities, the Loan Facility and the debt portion of the convertible notes are classified as financial liabilities at amortized cost and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are held at amortized cost using the effective interest method.

The RSU liability and DSU liability are recorded at FVTPL and, accordingly, are recorded on the statement of financial position at fair value.

Financial risk management

The Company has exposure to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from its use of financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is discussed below:

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices will affect the Company’s cash flows or value of its financial instruments.

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact earnings.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD. The Company has not hedged its exposure to currency fluctuations at this time.

In addition to currency risk from financial instruments, a significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are incurred in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is subject to interest rate risk with respect to its Loan Facility. Interest rates associated with this facility are based on LIBOR and the administrative agents’ base rate which fluctuate based on market conditions.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are trade receivables. Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued and adjusted each period to reflect forward market prices to the estimated settlement date. The Company has not hedged the price of any commodity at this time.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company is exposed to credit risk through its trade receivables, which are principally with internationally recognized counterparties. The Company sells its refined gold on spot contracts to financial institutions in Canada and its concentrates to trading companies. The Company sells its silver to refineries located in Canada and other jurisdictions and trading companies. The Company has had limited instances of default from its counterparties. The Company continually evaluates the counterparties to which it sells its product. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly, and we try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider drawing on the Loan Facility (to the extent available), securing additional debt and/or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section of this MD&A.

EVENTS AFTER REPORTING DATE

On August 1, 2020, Patrick Godin joined the Company as COO. Mr. Godin will succeed David Prins, the Company’s VP Ops.

On August 2, 2020 the Company reported a fatality resulting from an isolated incident that occurred at the Brucejack Mine. The Company is fully cooperating with the investigation of the incident.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Cost of sales per ounce of gold sold

The Company reports cost of sales on a gold ounce sold basis. Management uses this metric as a tool to monitor total operating cost performance which includes non-cash items such as depreciation and depletion and site share-based compensation.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD,	June 30,	June 30,	June 30,	June 30,
except for per ounce data	2020	2019	2020	2019
Gold ounces sold	96,047	85,953	176,508	167,387
Cost of sales per ounce sold Reconciliation
Cost of sales	$106,555	$83,413	$196,060	$157,380
Cost of sales per ounce of gold sold	$1,109	$970	$1,111	$940

Total cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain readers can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, surface services and other, mine general and administrative costs, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, write-down of inventories, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD,	June 30,	June 30,	June 30,	June 30,
except for per ounce data	2020	2019	2020	2019
Gold ounces sold	96,047	85,953	176,508	167,387
Total cash costs reconciliation
Cost of sales	$106,555	$83,413	$196,060	$157,380
Less: Depreciation and depletion	(32,636)	(20,650)	(57,214)	(36,741)
Less: Site share-based compensation	(516)	(919)	(345)	(1,503)
Less: Silver revenue	(1,432)	(1,490)	(3,244)	(2,958)
Total cash costs	$71,971	$60,354	$135,257	$116,178
Total cash costs per ounce of gold sold	$749	$702	$766	$694

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. AISC is calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world). The WGC is not a regulatory organization. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonne per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges, payments on lease obligations, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD,	June 30,	June 30,	June 30,	June 30,
except for per ounce data	2020	2019	2020	2019
Gold ounces sold	96,047	85,953	176,508	167,387
All-in sustaining costs reconciliation
Total cash costs	$71,971	$60,354	$135,257	$116,178
Sustaining capital expenditures (1)	5,225	7,967	11,192	11,629
Accretion on decommissioning and restoration provision	69	120	158	264
Treatment and refinery charges	3,636	5,698	7,631	10,750
Payments on lease obligations	1,469	1,628	3,083	3,184
Site share-based compensation	516	919	345	1,503
Corporate administrative costs (2)	4,615	4,113	9,993	7,987
Total all-in sustaining costs	$87,501	$80,799	$167,659	$151,495
All-in sustaining costs per ounce of gold sold	$911	$940	$950	$905

(1)	Sustaining capital expenditures includes deferred development costs.

(2)	Includes the sum of corporate administrative costs per the statement of earnings and comprehensive earnings, excluding depreciation within those figures.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce of gold sold are used by management and readers to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers plus treatment and refinery charges included in concentrate revenue less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs and treatment and refinery charges per gold ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD,	June 30,	June 30,	June 30,	June 30,
except for per ounce data	2020	2019	2020	2019
Revenue from contracts with customers	$164,688	$109,134	$291,622	$212,960
Treatment and refining charges	3,636	5,698	7,631	10,750
Less: Silver revenue	(1,432)	(1,490)	(3,244)	(2,958)
Gold revenue(1)	$166,892	$113,342	$296,009	$220,752
Gold ounces sold	96,047	85,953	176,508	167,387
Average realized price	$1,738	$1,319	$1,677	$1,319
Less: Total cash costs per ounce of gold sold	(749)	(702)	(766)	(694)
Less: Treatment and refining charges per ounce of gold sold	(38)	(67)	(43)	(64)
Average realized cash margin per ounce of gold sold	$951	$550	$868	$561

(1)	Gold revenue excludes the gain on trade receivables at fair value related to provisional pricing adjustments in the amount of $1,879 and $1,505 (2019 – 4,068 and $3,361) for the three and six months ended June 30, 2020, respectively.

Adjusted earnings and adjusted basic earnings per share

Adjusted earnings and adjusted basic earnings per share are used by management and readers to measure the underlying operating performance of the Company. Presenting these measures helps and readers evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings is defined as net earnings adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: loss on financial instruments at fair value (as applicable), amortization of Loan Facility transaction costs, accretion on convertible notes, and deferred income tax expense. Adjusted basic earnings per share is calculated using the weighted average number of shares outstanding under the basic method of earnings per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD,	June 30,	June 30,	June 30,	June 30,
except for per share data	2020	2019	2020	2019
Basic weighted average shares outstanding	186,085,641	184,400,998	185,744,251	184,297,426
Adjusted earnings and adjusted basic earnings per share reconciliation
Net earnings for the period	$32,260	$10,443	$38,497	$14,609
Adjusted for:
Loss on financial instruments at fair value	-	3,467	-	10,993
Amortization of Loan Facility transaction costs	(790)	117	66	441
Accretion on convertible notes	1,388	1,388	2,777	2,761
Deferred income tax expense	16,326	1,598	33,707	4,736
Adjusted earnings	$49,184	$17,013	$75,047	$33,540
Adjusted basic earnings per share	$0.26	$0.09	$0.40	$0.18

Free cash flow

Free cash flow is calculated as cash generated from operating activities less cash used in investing activities. It provides useful information to management and readers as an indicator of the cash generated from the Company’s operations before consideration of how those activities are financed.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measures disclosed in the financial statements.

	For the three months ended		For the six months ended
In thousands of USD,	June 30,	June 30,	June 30,	June 30,
except for per share data	2020	2019	2020	2019
Cash generated from operating activities	92,131	41,183	144,669	81,127
Cash used in investing activities	(9,384)	(6,827)	(20,119)	(11,752)
Free cash flow	$82,747	$34,356	$124,550	$69,375

Working capital

Working capital is defined as current assets less current liabilities and provides useful information to management and readers about liquidity of the Company.

The following table reconciles this non-IFRS measure to the most directly comparable IFRS measure disclosed in the financial statements.

	June 30,	December 31,
In thousand of USD	2020	2019
Current assets	$157,455	$62,550
Current liabilities(1)	125,156	129,355
Working capital (deficit)	$32,299	$(66,805)

(1)	As at June 30, 2020, current liabilities include the current portion of the Loan Facility in the amount of $66,667 (December 31, 2019 – $66,667).

OUTSTANDING SHARE DATA

As at August 5, 2020, the Company had the following number of securities outstanding:

	Number of	Exercise price	Exercise price	Weighted average
	securities	($)	currency	remaining life (years)
Common shares	186,681,220			-
Share options	1,861,273	$6.75 - $15.35	CAD	2.09
Convertible notes	6,250,000	$16.00	USD	1.61
RSUs(1)	674,799		CAD	2.07
PSUs(1)	301,137		CAD	2.05
	195,768,429

(1)	The Company may settle RSUs and PSUs in cash or common shares of the Company, on a basis of one common share for each RSU and, depending on achievement of performance criteria, zero to two common shares for each PSU, as applicable.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management with the participation of the former President and CEO and the Executive Vice President and CFO, assessed the effectiveness of our internal control over financial reporting as at December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management, with the participation of the President and CEO and the Executive Vice President and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

There have been no significant changes in our internal controls during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, and our other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”). You should carefully consider such risks and uncertainties prior to deciding to invest in our securities.

Public health crises, including COVID-19, could adversely affect our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases or pandemics, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, changes in tax laws, payment deferrals, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, to date, a number of mining projects have been suspended as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. While there are no confirmed cases of COVID-19 at the Brucejack Mine as of August 5, 2020, and throughout the current pandemic, the Brucejack Mine has operated continuously under the strict guidance and directives of federal, provincial and regional health authorities, an outbreak of COVID-19 at the Brucejack Mine could result in significant disruption to operations, including a suspension of mine operations. The region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on our operations. Our exposure to such public health crises also includes risks to employee health and safety. Our operation is located in a relatively remote and isolated area and represents a concentration of personnel working and residing in close proximity to one another. Should an employee or visitor become infected with a serious illness that has the potential to spread rapidly, this could place our workforce at risk.

The full extent and impact of the COVID-19 outbreak is unknown and, to-date, has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to the COVID-19 outbreak has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. At this time, the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including the COVID-19 outbreak, could have a material adverse effect on the Company’s business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations including cash generated therefrom and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Forward-looking information may include, but is not limited to, statements with respect to: the effects of the COVID-19 outbreak as a global pandemic, including anticipating operational and financial impacts and our response and contingency plans; production and financial guidance, and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows (including free cash flow forecasts) and the timing thereof; expectations around grade of gold and silver production; the Brucejack Mine production rate and gold recovery rate; capital modifications and upgrades, underground development and anticipated benefits thereof, and estimated expenditures and timelines in connection therewith, including with respect to maintaining a steady state production rate of, 3,800 tonnes per day; payment of debt, operating and other obligations and commitments including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including the reverse circulation drill program, our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our management, operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Mineral Resources, including any updates thereto; parameters and assumptions used to estimate Mineral Reserves and Mineral Resources; realization of Mineral Reserve and Mineral Resource estimates; our estimated LOM and LOM Plan for the Brucejack Mine; production and processing estimates and estimated rates; estimated economic results of the Brucejack Mine, including net cash flow and NPV; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Mineral Resources and LOM Plan for the Brucejack Mine, and the anticipated effects and timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with, approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; payment of taxes, our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; management and board of directors succession plans; the impact of financial instruments on our earnings; and the fatal incident at the Brucejack Mine, the investigation(s) of such incident and the findings and outcomes of such investigation(s). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events, conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to:

●	uncertainty as to the outcome of legal proceedings;

●	the effect of indebtedness on cash flow and business operations;

●	the effect of a pandemic and particularly the COVID-19 outbreak as a global pandemic on the Company’s business, financial condition and results of operations and the impact of the COVID-19 outbreak on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, financial condition and results of operations;

●	the effect of restrictive covenants pursuant to the Loan Facility;

●	assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;

●	our production, grade of gold, milling recovery, cash flow and cost estimates, including the accuracy thereof;

●	commodity price fluctuations, including gold and silver price volatility;

●	the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and mining and milling recoverability) and the geological, operational costs and price assumptions on which they are based;

●	uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources;

●	our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production;

●	dependency on the Brucejack Mine for our future operating revenue;

●	the development of our properties and expansion of our operations;

●	our need or ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;

●	our ability to generate operating revenues and cash flow in the future;

●	failure of counterparties to perform their contractual obligations;

●	general economic conditions;

●	the inherent risks in the mining industry;

●	the commercial viability of our current and any acquired mineral rights;

●	availability of suitable infrastructure or damage to existing infrastructure;

●	transportation, processing and refining risks;

●	maintaining satisfactory labour relations with employees and contractors;

●	significant governmental regulations, including environmental regulations;

●	non-compliance with permits that are obtained or delay in obtaining or renewing, failure to obtain or renew permits required in the future;

●	increased costs and restrictions on operations due to compliance with health, safety and environmental laws and regulations;

●	compliance with emerging climate change regulation and the detrimental effects of climate change;

●	adequate internal control over financial reporting;

●	various tax-related matters;

●	potential opposition from non-governmental organizations;

●	uncertainty regarding unsettled First Nations rights and title in British Columbia;

●	maintaining our social license to operate;

●	uncertainties related to title to our mineral properties and surface rights;

●	land reclamation and mine closure requirements;

●	our ability to identify and successfully integrate any material properties we acquire;

●	currency exchange rate fluctuations;

●	competition in the mining industry for properties, qualified personnel and management;

●	our ability to attract and retain qualified management and personnel;

●	disruption from changes in management team or failure to successfully transition new hires or promoted employees into their roles;

●	the ability of our new executives to successfully transitions into their roles;

●	some of our directors’ and officers’ involvement with other natural resource companies;

●	potential inability to attract development partners or our ability to identify attractive acquisitions;

●	compliance with foreign corrupt practices regulations and anti-bribery laws;

●	changes to rules and regulations, including accounting practices;

●	limitations in our insurance coverage and the ability to insure against certain risks;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	our anti-takeover provisions could discourage potentially beneficial third-party takeover offers;

●	significant growth could place a strain on our management systems;

●	share ownership by our significant shareholders and their ability to influence our operations and governance and, in case of sales of our shares by such significant shareholders, our share price;

●	failure to comply with certain terms of the convertible notes;

●	reputational risks;

●	future sales or issuances of our debt or equity securities;

●	the trading price of our common shares is subject to volatility due to market conditions;

●	our ability to pay dividends in the foreseeable future; and

●	certain actions under U.S. federal securities laws may be unenforceable.

This list is not exhaustive of the factors that may affect any of our forward-looking information. Although we have attempted to identify important factors that could cause actual results, actions, events, conditions, performance or achievements to differ materially from those contained in forward-looking information, there may be other factors that cause results, actions, events, conditions, performance or achievements to differ from those anticipated, estimated or intended.

Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this MD&A, we have made certain assumptions about, among other things: our business and operations and that no significant event will occur outside of our normal course of business and operations (other than as expressly set out herein); planned exploration, development and production activities and the results, costs and timing thereof; future price of gold and silver and other metal prices; the accuracy of our Mineral Resource and Mineral Reserve estimates and related information, analyses and interpretations (including with respect to any updates or anticipated updates); the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources, and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial capital markets; and the impact of the COVID-19 outbreak. Although we believe that the assumptions inherent in forward-looking information are reasonable as of the date of this MD&A, these assumptions are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. The Company cautions that the foregoing list of assumptions is not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking information contained in this MD&A.

Additional information about the risks and uncertainties concerning forward-looking information and material factors or assumptions on which such forward-looking information is based is provided in our Annual Information Form and Form 40-F, each dated February 21, 2020, for the year ended December 31, 2019, our MD&A for the years ended December 31, 2019 and 2018, and other Pretivm Disclosure Documents.

Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking information involves statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and the Pretivm Disclosure Documents. For the reasons set forth above, readers should not place undue reliance on forward-looking information.

We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding our mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates, in this MD&A was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the SEC generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A will not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.